   MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                        INVESTMENT COMPANY ACT OF 1940


We, as members of management of Schwab MarketTrack Growth Portfolio II (one of the portfolios constituting Schwab Annuity Portfolios, hereafter referred to as the "Fund"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1999 and from December 31, 1998 through December 31, 1999.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999, and from December 31, 1998 through December 31, 1999, with respect to securities reflected in the investment account of the Fund.


Schwab Annuity Portfolios



By:   /s/ Tai-Chin Tung
      --------------------------------------------
      Tai-Chin Tung
      Principal Financial Officer and Treasurer


By:   /s/ Fred Potts
      --------------------------------------------
      Fred Potts
      Vice President - Mutual Fund Client Services


      January 10, 2000

                      REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Trustees of
Schwab MarketTrack Growth Portfolio II

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Schwab MarketTrack Growth Portfolio II (one portfolio of Schwab Annuity Portfolios, thereafter referred to as the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 31, 1999, June 30, 1999 and December 31, 1999. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 1999, June 30, 1999 and December 31, 1999, and with respect to agreement of security purchases and sales, for the period from December 31, 1998 (the date of our last examination), through December 31, 1999:

- Review of management's reconciliation of the omnibus account confirmation results to omnibus account positions recorded on the books and records of Charles Schwab & Co., Inc. ("CSC") at March 31, 1999, June 30, 1999, and December 31, 1999 in all material respects;

- In conjunction with work performed for other SchwabFunds as of October 31, 1999, agreement of six security purchases and eight security sales since our last examination from the books and records of the Funds to third party mutual fund transfer agent confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 1999, June 30, 1999 and December 31, 1999 with respect to mutual fund investments reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP


February 4, 2000

                   U.S. Securities and Exchange Commission
                            Washington, D.C. 20549


                                 FORM N-17f-2

    Certificate of Accounting of Securities and Similar Investments in the
                  Custody of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:      Date examination completed:

                   811-8314                                     March 31, 1999

2.    State Identification Number:

       AL               AK             AZ                AR             CA             CO
       CT               DE             DC                FL             GA             HI
       ID               IL             IN                IA             KS             KY
       LA               ME             MD                MA             MI             MN
       MS               MO             MT                NE             NV             NH
       NJ               NM             NY                NC             ND             OH
       OK               OR             PA                RI             SC             SD
       TN               TX             UT                VT             VA             WA
       WV               WI             WY                PUERTO RICO

  Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK GROWTH PORTFOLIO II (one portfolio of Schwab Annuity Portfolios)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA  94104

                   U.S. Securities and Exchange Commission
                            Washington, D.C. 20549


                                 FORM N-17f-2

    Certificate of Accounting of Securities and Similar Investments in the
                  Custody of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:      Date examination completed:

                   811-8314                                     June 30, 1999

2.    State Identification Number:

       AL               AK             AZ                AR             CA             CO
       CT               DE             DC                FL             GA             HI
       ID               IL             IN                IA             KS             KY
       LA               ME             MD                MA             MI             MN
       MS               MO             MT                NE             NV             NH
       NJ               NM             NY                NC             ND             OH
       OK               OR             PA                RI             SC             SD
       TN               TX             UT                VT             VA             WA
       WV               WI             WY                PUERTO RICO

  Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK GROWTH PORTFOLIO II (one portfolio of Schwab Annuity Portfolios)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA  94104

                   U.S. Securities and Exchange Commission
                            Washington, D.C. 20549


                                 FORM N-17f-2

    Certificate of Accounting of Securities and Similar Investments in the
                  Custody of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:      Date examination completed:

                   811-8314                                   December 31, 1999

2.    State Identification Number:

       AL               AK             AZ                AR             CA             CO
       CT               DE             DC                FL             GA             HI
       ID               IL             IN                IA             KS             KY
       LA               ME             MD                MA             MI             MN
       MS               MO             MT                NE             NV             NH
       NJ               NM             NY                NC             ND             OH
       OK               OR             PA                RI             SC             SD
       TN               TX             UT                VT             VA             WA
       WV               WI             WY                PUERTO RICO

  Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK GROWTH PORTFOLIO II (one portfolio of Schwab Annuity Portfolios)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA  94104